Exhibit 99.1

For Immediate Release

I.C. Power Ltd. Agrees to Acquire Energuate, a Private Electricity Distribution Business in Guatemala

December 30, 2015. I.C. Power Ltd. (“IC Power”), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announced today the execution of an agreement with Deorsa-Deocsa Holdings Ltd (“DDHL”), an investment company of Actis LLP, a private equity firm, pursuant to which, IC Power has agreed to acquire from DDHL 100% of a holding company that indirectly owns 90.6% and 92.7% of two operating companies that operate an electricity distribution business in Guatemala and 100% of two smaller related businesses (the acquired businesses are referred to as “Energuate”).

The Energuate business includes two electricity distribution companies in Guatemala that provide services for approximately 1.6 million households in Guatemala (representing approximately 60% of Guatemala’s distribution clients) and distribute energy to approximately 100,000 km2 in Guatemala, covering approximately 10 million inhabitants. These companies together operate approximately 33,000 km of distribution lines within Guatemala (representing approximately 94% Guatemala’s distribution lines). In 2014, these companies sold 2,160 GWh of energy, representing 35% of the total energy consumed in Guatemala in 2014. The Energuate business includes two smaller companies: Comercializadora Mayorista de Electricidad, S.A., an electricity trading company that provides services to large customers and Redes Electricas de Centroamerica, S.A., a transmission company that owns and operates 31 km of transmission lines and eight sub-stations.

IC Power has agreed to pay $299.5 million for the purchase of the Energuate business (based on its March 31, 2015 financial results), and IC Power expects to assume the total financial debt of the Energuate business of approximately $289 million, as of November 30, 2015. The final purchase price is subject to purchase price adjustments for working capital, outstanding indebtedness and transaction related expenses. IC Power expects to fund this payment through cash on hand and a new $120 million loan facility. The acquisition agreement contains customary representations and warranties, and the acquisition of Energuate is subject to the satisfaction of customary closing conditions. IC Power anticipates that the acquisition will be closed during January 2016.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to IC Powers’ agreement with DDHL to acquire the Energuate business including statements about the terms of the transaction, the amount of assumed debt, statements with respect to IC Power’s plan to fund the purchase price, statements with respect to the timing of the expected closing of the acquisition, and statements about other non-historical matters. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include a failure by IC Power and DDHL to complete this acquisition in a timely fashion, on the proposed terms, or at all, IC Power’s failure to obtain adequate financing to facilitate its payment of the purchase price, risks associated with acquiring a company (including integration risks and risks of unanticipated liabilities), failure to agree on, and to execute, the necessary transaction documents or to satisfy conditions precedent to the transaction, changes in government policies and/or incentives, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

Zongda Huang

Associate Director, Business Development & IR

huangz@kenon-holdings.com

Tel: +65 6351 1780

External Investor Relations

Ehud Helft / Kenny Green

GK Investor Relations

kenon@gkir.com

Tel: +1 646 201 9246